STORM CAT ENERGY CORPORATION
C/O SUITE 3000 – 1055 WEST GEORGIA STREET

VANCOUVER, BC V6E 3R3
TELEPHONE: 604.641.4963
FAX: 604.646.2634

INFORMATION CIRCULAR

as at September 21, 2005

SOLICITATION OF PROXIES

This Information Circular and the accompanying documents (the “Meeting Materials”) are furnished in connection with the solicitation of proxies by the management of Storm Cat Energy Corporation (the “Company”) for use at the Extraordinary General Meeting of Shareholders of the Company to be held on Thursday, October 20, 2005 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES“.)

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Craig Steinke, Chairman and Director of the Company and Chris Dyakowski, Director of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is 604.689.8144. Registered shareholders may also deposit their proxies through telephone and Internet services made available by Pacific Corporate Trust Company. (See the attached form of proxy for further instructions.)

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own name. Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”). Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”. Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”.

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators) the Company has elected to seek voting instructions directly from NOBO’s. The Intermediaries (or their service companies) are responsible for forwarding this Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL ON A POLL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is listed on the TSX Venture Exchange (“TSX-V”) and has applied for listing on the American Stock Exchange (“AMEX”). The Board of Directors of the Company has fixed September 20, 2005 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As at the date hereof, the Company has issued and outstanding 46,877,412 fully paid and non-assessable Common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any Shareholder of record at the close of business on September 20, 2005 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name

No. of Shares

Percentage

CDS & Co.

40,832,032 (1)

87%

NOTE:

(1)

The Company has no knowledge of the beneficial ownership of these shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2004, the former and current Chief Executive Officers and the former and current Chief Financial Officers of the Company (the “Named Executive Officers”). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended December 31, 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary Bonus	Other Annual Compen- sation ($)		Awards Payouts			All Other Compen- sation ($)
					Securities Under Options Granted (#)(1)	Shares or Long Term Units Subject Incentive to Resale Plan Restrictions Payouts
		($) ($)				($) ($)
Chris Dyakowski Former Chief Executive Officer & Current Chief Financial Officer(2)	2004 2003 2002	50,000 33,500(3) 30,000	Nil Nil Nil	Nil Nil Nil	Nil 100,000 Nil	$24,000(4) Nil Nil	Nil Nil Nil	1,000 Nil 32,947
Scott Zimmerman Current Chief Executive Officer(5)	2004	Nil	Nil	Nil	900,000	330,000(6)	Nil	37,606
Sandra Morton Former Chief Financial Officer(7)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	4,800(8) Nil Nil	Nil Nil Nil	Nil Nil Nil
William Schmidt Former Chief Financial Officer(9)	2004	Nil	Nil	Nil	Nil	Nil	Nil	11,013
NOTES:

(1)

Effective March 31, 2005, the issued shares of the Company were subdivided on a 1:2 basis. The number of options is on a post-split basis.

(2)

Mr. Dyakowski resigned as Chief Executive Officer and was appointed as Chief Financial Officer of the Company on October 19, 2004.

(3)

This amount was paid to Max Investments Inc., a company of which Mr. Dyakowski is a principal, pursuant to a contract for services dated May 15, 2003.

(4)

40,000 units, each unit consisting of one share and one warrant, were issued to Mr. Dyakowski on January 16, 2004 pursuant to a private placement. The closing market price of the Company’s shares on January 15, 2004, the last day on which the Company’s shares traded prior to the date of issue, was $0.60 per share. The units issued to Mr. Dyakowski were subject to a four month hold period that expired on May 16, 2004.

(5)

Mr. Zimmerman was appointed President of the Company on October 19, 2004.

(6)

200,000 units, each unit consisting of one share and one warrant, were issued to Mr. Zimmerman on October 18, 2004 pursuant to a private placement. The closing market price of the Company’s shares on the date of issue was $1.65 per share. The units issued to Mr. Zimmerman were subject to a four month hold period that expired on February 19, 2005.

(7)

Ms. Morton resigned as Chief Financial Officer of the Company on May 31, 2004.

(8)

8,000 units, each unit consisting of one share and one warrant, were issued to Ms. Morton on January 16, 2004 pursuant to a private placement. The closing market price of the Company’s shares on January 15, 2004, the last day on which the Company’s shares traded prior to the date of issue, was $0.60 per share. The units issued to Ms. Morton were subject to a four month hold period that expired on May 16, 2004.

(9)

Mr. Schmidt was appointed Chief Financial Officer of the Company on May 31, 2004 and resigned that position on August 9, 2004.

Stock Options

The following table sets forth stock options granted during the financial year ended December 31, 2004 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)(1)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Scott Zimmerman	900,000	47.8%	$0.50	$0.49	August 25/09

NOTE:

(1)  Effective March 31, 2005, the issued shares of the Company were subdivided on a 1:2 basis. The number of Options is on a post-split basis.

The following table sets forth details of the financial year end value of unexercised options held by the Named Executive Officers on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable(1)	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/ Unexercisable
Chris Dyakowski Scott Zimmerman	Nil Nil	N/A N/A	100,000(2) (Exercisable) 900,000 (Exercisable)	$240,000 $1,980,000

NOTE:

(1)

Effective March 31, 2005, the issued shares of the Company were subdivided on a 1:2 basis. The number of Options is on a post-split basis.

(2)

Stock option to purchase 50,000 shares at $0.60 per share granted on November 28, 2003 for a term of five years.

Option Repricings

During the most recently completed financial year, no options have been amended or repriced.

Share Option Plan

The Shareholders of the Company adopted an Amended and Restated Share Option Plan (the “Plan”) at the Annual and Special Meeting held on June 23, 2005 for the benefit of directors, officers, employees, management employees and consultants of the Company. The Plan provides that the directors of the Company may grant options to purchase Common shares on terms that the directors may determine, within the limitations of the Plan. The maximum aggregate number of Common shares that may be reserved for issuance under the Plan and all other share compensation arrangements of the Company is 10% of the issued and outstanding Common shares of the Company at the time of the option grant. The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the closing market price of the Company’s shares on the day preceding the date of granting of the option less any available discount, in accordance with the policies of the TSX-V. No option may be granted for a term longer than five years. An option may expire on such earlier date or dates as may be fixed by the

Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

Subject to approval by the shareholders of the Company at the Meeting, the Company proposes to amend the Plan. See “Particulars of Other Matters to be Acted Upon – Amendment to Share Option Plan” for particulars of the proposed amendments.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Dyakowski’s services are provided to the Company under the terms of a contract for services dated May 21, 2004 between the Company and Max Investments Inc. pursuant to which Mr. Dyakowski is paid the sum of $5,000 per month.

Compensation Committee Disclosure

During the most recently completed financial year the Compensation Committee of the Company was comprised of three members: Messrs. Craig Steinke, Michael Wozniak and Michael O’Byrne. Mr. Steinke, Chairman of the Board, is the only member of the Committee that was a senior officer of the Company during the most recently completed financial year. The Committee is responsible for formulating compensation policies and strategies applicable to senior officers of the Company.

Report of Executive Compensation

During the most recently completed financial year, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company adopted and applied the following policies for determining compensation for the executive officers of the Company.

Compensation Committee Charter

I.

Mandate

The mandate of the Committee is to discharge the responsibilities of the Board relating to compensation of the Company’s officers and directors, to provide general oversight of the Company's compensation structure including equity compensation plans and benefits programs and to perform the additional specific duties and responsibilities set out herein.

II.

Membership

The Committee will consist of at least two members, all of whom will be independent directors of the Company, and one of whom will act as chairperson. An "independent" director is a director who is independent, as determined by the Board, within the definitions prescribed for executive compensation committee members by applicable stock exchange listing standards, and applicable laws or U.S. Securities and Exchange Commission ("SEC") rules. Committee members will be appointed, and the Chairperson will be selected from among them, by the Board.

III.

Meetings and Procedures

The Committee will meet as often as may be considered necessary or appropriate, in its judgment. The Committee may meet either in person or by telephone, and at such times and places as the Committee determines. At least two members of the Committee must be present to constitute a quorum for the transaction of Committee business. The Chairperson will preside over the meetings, but will have no greater voting rights or decision-making authority than the other member(s) of the Committee. The Committee will report regularly to the full Board with respect to its activities. As a matter of practice, the

Committee will discuss significant matters, as determined by the Committee, with the full Board prior to taking final action on such matters. All recommendations of the Committee with respect to the awarding of compensation to the executive officers will be submitted to the full Board for approval before implementation.

The Chief Executive Officer of the Company will not be permitted to be present during Committee or Board voting or deliberation related to his or her compensation.

IV.

Outside Advisors

The Committee will have the authority to retain, at the Company's expense, such outside consultants, legal counsel, and other advisors as it determines is appropriate to assist it in the full performance of its functions, including the authority to approve such advisors' fees and other engagement terms.

V.

Duties and Responsibilities

(a)

Human Resources and Compensation Strategies. The Committee will oversee and evaluate the Company's overall human resources and compensation structure, policies and programs, with the objective of ensuring that these establish appropriate incentives and leadership development for management and other employees.

(b)

Executive Compensation. The Committee will review and approve corporate goals and objectives relevant to the compensation of the President (the "President") and the Chief Executive Officer (the "CEO") and the other executive officers of the Company, evaluate the performance of the President and the CEO and the other executive officers in light of those goals and objectives and approve their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation.

(c)

Employment Agreements. The Committee will review and approve all employment related agreements and severance arrangements for the President and the CEO and other executive officers, including, without limitation, change-of-control agreements.

(d)

External Reporting of Compensation Matters. The Committee will prepare an annual report on executive officer compensation for publication in the Company's proxy statement, as required by the rules of the SEC and Canadian regulatory authorities. The Chairperson of the Committee will make him or herself available for questions from shareholders of the Company at the Company's Annual General Meeting.

(e)

Stock Option and Incentive Compensation Plans. The Committee will supervise and administer the Company's stock option or any other equity-based compensation programs, and the incentive compensation plan, and may approve, amend, modify, interpret, ratify the terms of, or terminate any such plan, to the extent that such plans and applicable laws so permit, and will make recommendations to the Board with respect to equity-based plans and incentive-compensation plans as appropriate.

(f)

Employee Benefit Plans. The Committee will monitor the effectiveness of benefit plan offerings, in particular benefit plan offerings pertaining to executive officers, and will review and approve any new employee benefit plan or change to an existing plan that creates a material financial commitment by the Company. In its discretion, the Committee may otherwise approve, amend, modify, ratify, interpret the terms of, or terminate any benefit plan.

(g)

Leadership Development and Succession Planning. The Committee will review the leadership development and succession planning processes for senior management positions and ensure that appropriate compensation, incentive and other programs are in place in order to promote appropriate leadership development.

(h)

Director Compensation. The Committee will annually review the compensation of directors for service on the Board and its committees and recommend to the Board the annual Board member compensation package, including retainer, Committee member and Chair retainers, Board and Committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

(i)

Annual Evaluation. The Committee will annually evaluate the performance of the Committee and the adequacy of the Committee's charter and recommend to the Board such changes as it deems appropriate.

(j)

General. The Committee will perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee deems appropriate.

VI.

Delegation

The Committee may delegate any of the foregoing duties and responsibilities to one or more members of the Committee. In addition, the Committee may delegate to one or more executive officers of the Company the administration of equity incentive or employee benefit plans, unless otherwise prohibited by such plans, or applicable law or stock exchange rules. Any such delegation may be revoked by the Committee at any time.

Performance Graph

The following graph compares the percentage change in the Company’s cumulative total shareholder return on its Common shares over the past five fiscal years with the cumulative total return of the TSX Venture Index over the same period, based on an investment of $100 and assuming, wherever relevant, the reinvestment of dividends.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the Named Executive Officers (the “Other Directors”), except stock options. On March 3, 2004, Michael J. O’Byrne was granted a stock option to purchase 130,000 Common shares in the capital of the Company exercisable for a term of five years expiring on March 2, 2009 at a price of $0.50 per share. To date, this stock option has not been exercised.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended December 31, 2004, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance on a post-split basis:

Number of Securities to be

Issued Upon Exercise of

Weighted-Average Exercise Outstanding OptionsWarrants Price of Outstanding Options,

and Rights 6)

Warrants and Rights (a)

(b)

Number of Securities
Remaining Available for Future
Issuance Under Equity
Compensation Plans
(Excluding Securities Reflected
in Column (a)) (2)
(c)

2,850,000	$0.51	582,532
N/A	N/A	N/A
2,850,000	$0.51	582,532

NOTES:

(1)

This figure also excludes shares previously issued on exercise of outstanding options since the date the Company’s Share Option Plan was put in place to December 31, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Private Placement

On February 24, 2005, the Company issued by way of private placement a total of 3,200,000 (pre-split) units at a price of $3.90 (pre-split) per unit, each unit consisting of one Common share and one warrant. Each warrant entitles the holder to purchase one additional Common share for a term of two years ending on February 24, 2007 at a price of $5.20 (pre-split) per share. Scott Zimmerman and Chris Dyakowski, directors and officers of the Company, participated in this private placement as to 26,000 and 20,000 units, respectively.

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2004 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

In accordance with Part 4 of National Instrument 51-102, “Continuous Disclosure Obligations”, attached hereto is a Notice of Change of Auditor advising that the Company appointed Hein & Associates LLP as auditors of the Company to fill the vacancy caused by the resignation of Amisano Hanson, Chartered Accountants, effective September 6, 2005, to hold office for the balance of the ensuing year. The Notice of Change of Auditor states that there have been no reservations in the auditors’ reports for the two most recently completed fiscal year ends nor have there been any reportable events. The recommendation to appoint Hein & Associates LLP to fill the vacancy in the position of auditors was approved by the audit committee and the board of directors of the Company. Copies of letters from each of Hein & Associates LLP and Amisano Hanson, stating their agreement with the information contained in the Notice of Change of Auditor, based on their knowledge of information regarding the Company at this time, are attached hereto.

Management of the Company will recommend that the shareholders approve the appointment of Hein & Associates LLP as auditors of the Company until the next annual general meeting of the Company. Hein & Associates LLP was first appointed auditors of the Company on September 6, 2005.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Advance Shareholder Approval for the Issuance of Shares by Private Placement That Exceeds 20% of the Company’s Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

The Company recently applied to list its Common shares on AMEX, subject to meeting listing conditions on the date of listing. Under the rules of AMEX, shareholder approval is required prior to the issuance or potential issuance of Common shares equal to 20% or more of the Company’s issued and outstanding Common shares where that issuance is also priced at a discount to the market value of the Common shares (the “AMEX 20% Rule”). Under the rules of the TSX-V, the Company is allowed to issue shares at a discount of up to 15% from market to compensate investors for the risks involved in the minimum 4 month hold period which attaches to privately placed (that is, non-prospectus registered) shares.

The application of the AMEX 20% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities. In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The AMEX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the AMEX 20% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY’S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 46,877,412 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON OCTOBER 20, 2005 WOULD NOT EXCEED 46,877,412 SHARES IN THE AGGREGATE, OR 100% OF THE COMPANY’S ISSUED AND OUTSTANDING AS AT SEPTEMBER 21, 2005.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)

it must be substantially with parties at arm’s length to the Company;

(b)

it cannot materially affect control of the Company;

(c)

it must be completed within a twelve month period following the date the shareholder approval is given; and

(d)

it must comply with the private placement pricing rules of the TSX-V which currently require that the issue price per Common share must not be lower than the closing market price of the Common shares on the TSX-V on the trading day prior to the date notice of the private placement is given to the TSX-V (the “Market Price”), less the applicable discount, as follows:

Market Price

Maximum Discount

$0.50 or less

25%

$0.51 to $2.00

20%

Above $2.00

15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the TSX-V retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the AMEX 20% Rule, the shareholders will be asked at the Meeting to approve the following ordinary resolution:

RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing October 20, 2005 of such number of securities that would result in the Company issuing or making issuable 46,877,412 Common shares as is more particularly described in the Company’s Information Circular dated September 21, 2005, is hereby approved.

Amendment to Share Option Plan

As disclosed under “Executive Compensation – Share Option Plan”, the Company proposes to amend the Plan to incorporate certain changes to the current provisions of the Plan. The key proposed amendments (the “Amendments”), which have been conditionally accepted by the TSX-V, are as follows:

1.

to change the maximum aggregate number of Common shares reserved for issuance under the Plan from 10% of the issued and outstanding Common shares at the time of the option grant to a fixed maximum number of 7,000,000 Common shares; and

2.

to add a cashless exercise provision to permit Optionees to exercise their Option and pay the exercise price (and any applicable withholding taxes) of the Option in a number of ways without using their personal funds, at the discretion of the Board of Directors of the Company, as follows:

(a)

an Optionee to tender existing Common Shares in the Company;

(b)

the Company to withhold an appropriate number of Common Shares issuable upon exercise of the Option;

(c)

the Company to arrange a broker-assisted sale of an appropriate number of Common Shares; or

any combination thereof, in a sufficient number based on the fair market value at the time of tendering, withholding or selling such Common Shares to satisfy the exercise price and any applicable withholding taxes and commissions, if applicable.

As at the dated hereof, the number of shares proposed to be reserved under the Plan exceeds 10% of the issued and outstanding shares of the Company and therefor requires, pursuant to the Policies of the TSX-V, approval by a simple majority of the shareholders of the Company. The shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

RESOLVED that:

1.

the Amendments to the Amended and Restated Share Option Plan of the Company dated April 15, 2005 in the form tabled at the Extraordinary General Meeting of the Company held on October 20, 2005 be and the same are hereby approved;

2.

all Options which have previously been granted pursuant to the Plan, and any Options granted under the Plan prior to the Meeting shall, for the purpose of calculating the number of Options which may be granted under the Plan, be treated as Options granted under the Plan; and

3.

any one director or officer of the Company be and is hereby authorized for and on behalf of the Company, to execute, deliver and file all such documents, and to do all such acts or things that may be necessary or desirable to give effect to the foregoing.

The proposed amended Plan will be available for review at the registered office of the Company at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, for the two business days prior to the Meeting and at the Meeting.

REQUIREMENTS TO PASS RESOLUTIONS

Regulatory Approval

TSX-V approval will be required for the proposed amendments to the Amended and Restated Share Option Plan of the Company.

Shareholder Approval

The regulatory requirements affecting the matters proposed for approval at the Meeting require shareholder approval by “ordinary resolution”. An ordinary resolution is one approved by a simple majority of the votes actually cast. All shareholders are entitled to vote.

Voting Requirements

1.

The proposed appointment of auditors requires approval by ordinary resolution;

2.

The proposed issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable 46,877,412 Common shares requires approval by ordinary resolution; and

3.

The proposed amendment to the Amended and Restated Share Option Plan of the Company requires approval by ordinary resolution.

If necessary, a poll will be taken to determine if the requisite level of approval is obtained.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company by mail at 1400 Sixteenth Street, Suite 510, Denver, Colorado, 80202, by telephone at 303.991.5070, or by fax at 303.991.5075 to request copies of the Company’s financial statements and MD&A. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 21st day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS “J. Scott Zimmerman”

J. Scott Zimmerman,

President and Chief Executive Officer

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102

NOTICE IS HEREBY GIVEN that the management of Storm Cat Energy Corporation (the "Company") has requested and received the resignation of Amisano Hanson, Chartered Accountants, as auditors of the Company effective September 6, 2005 and that Hein & Associates LLP, of 717, 17th Street, Suite 1600, Denver, Colorado, 80202, were appointed auditors for the Company to fill the vacancy to hold office for the balance of the ensuing year.

There have been no reservations in the auditors' reports for the two most recently completed fiscal year ends nor have there been any reportable events.

The recommendation to appoint Hein & Associates LLP, to fill the vacancy in the position of auditors was approved by the audit committee and the board of directors of the Company. In addition, the audit committee has reviewed the letters from Hein & Associates LLP and Amisano Hanson attached hereto.

DATED the 8th day of September, 2005.

Storm Cat Energy Corporation

Per:

“Paul Wiesner”

Paul Wiesner

Chief Financial Officer

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON

CHARTERED ACCOUNTANTS

September 14, 2005

British Columbia Securities Commission

701 West Georgia Street

Vancouver, BC

V7Y 1L2

- and -

Alberta Securities Commission

4th Floor, 300 5th Avenue SW

Calgary, AB

T2P 3C4

Dear Sirs:

Re: Change of Auditor of Storm Cat Energy Corporation (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated September 8, 2005, given by the Company to ourselves and Hein & Associates, LLP.

Based on our information as of this date, we agree with the statements set out in the Notice. Yours very truly,

AMISANO HANSON

“Amisano Hanson”

Terry Amisano, C.A.

750 WEST PENDER STREET, SUITE 604

TELEPHONE: 604-689-0188

VANCOUVER CANADA

FACSIMILE: 604-689-9773

V6C 2T7

E-MAIL: amishan@telus.net

HEIN&ASSOCIATES LLP

Certified Public Accountants and Advisors

September 6, 2005

TSX Venture Exchange

Alberta Securities Commission

British Columbia Securities Commission

Dear Sirs/Mesdames:

Re: Storm Cat Energy Corporation (the "Corporation") - Change of Auditors

We hereby advise that we have read the Notice of Change of Auditor of the Corporation dated September 6, 2005 and that we concur with the information contained therein, based upon our knowledge as at the date hereof.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours very truly,

717 17th Street, Suite 1600 Denver, Colorado 80202 Phone: 303-298-9600

Fax: 303-298-8118 www.heincpa.corn

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